中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published an announcement on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

The Board of Directors of
China Southern Airlines Company Limited

31 January 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

Stock short name: CSA **Stock Code: 600029** **Announcement No.: Lin 2008-4**

Announcement of the Board of Directors of China Southern Airlines Company Limited

The Company and all members of the board (the "Board") of directors (the "Directors") confirm the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

Pursuant to Article 177 of the Articles of Association of the Company, the Board of the Company adopted the following resolutions by endorsement:

1. Resignation of Lei Bin from the post as the Securities Affairs Representative of the Company due to job re-arrangement;

2. Appointment of Xu Yang as the Securities Affairs Representative of the Company.

All the 12 Directors who were convened to take part in have attended the session. The above resolutions have been reviewed and approved by the Directors, in a way and procedure in compliance with the provisions of the Company Law and the Articles of Association of the Company.

The Board of Directors of
China Southern Airlines Company Limited

31 January 2008

Attachment: Profile of Xu Yang

Ms. Xu Yang was born in October 1973. She graduated from Shanghai International Studies University in 1993 and subsequently obtained an MBA degree from Cranfield University, United Kingdom, in 2002. She joined the Company in 1993. Between April 2004 and January 2008, she served as the Assessment Manager of the Planning and Investment Department of China Southern Air Holding Company.